Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

January 8, 2016

VIA EDGAR

Mara L. Ransom

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          At Home Group Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 11, 2015
File No. 333-206772

Dear Ms. Ransom:

This letter sets forth the response of At Home Group Inc. (the “Company”) to the comment letter, dated December 23, 2015, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-206772), filed on December 11, 2015 (the “Registration Statement”). In order to facilitate your review, we have repeated the comment in its entirety.

Results of Operations

Thirty-nine Weeks Ended October 31, 2015 Compared to Thirty-nine Weeks Ended…

Net Sales, page 60

1.     We note your comparable store sales increased 3.7% during the twenty-six weeks ended August 1, 2015 and 2.9% for the thirty-nine weeks ended October 31, 2015. Please tell us what caused the change in your comparable store sales in the most recent quarter ended October 31, 2015 and how you considered disclosing, to the extent applicable, the underlying reasons for the slowdown in your comparable store sales for the thirty-nine week period ended October 31, 2015, including whether management expects these factors to continue during the fourth quarter.

Securities and Exchange Commission

January 8, 2016

Response:

The Company respectfully advises the Staff that the decline in the Company’s comparable store sales growth during the thirty-nine weeks ended October 31, 2015 compared to the twenty-six weeks ended August 1, 2015 was due to the Company’s rebranding initiative that was completed during the first nine months of fiscal year 2015. As disclosed in the Registration Statement, all of the Company’s stores were operating under the At Home brand as of the end of the third quarter of fiscal year 2015. The completion of the rebranding initiative in fiscal year 2015 substantially impacted the Company’s results of operations, which increased comparable store sales to 9.1% for the thirty-nine weeks ended October 25, 2014, with comparable stores sales peaking at 11.6% during the thirteen weeks ended October 25, 2014. For your reference, please see page 67 of the Registration Statement for a table presenting the Company’s comparable store sales by quarter. The calculation of comparable store sales compares the net sales for the comparable store base during the current reporting period to the net sales for that store base during the same reporting period in the prior fiscal year. Since fiscal year 2015 net sales were substantially increasing each quarter as a result of the rebranding initiative, fiscal year 2016 comparable store sales have declined with each quarter during the thirty-nine weeks ended October 31, 2015 as the comparative prior year periods continued to benefit from the incremental impact of the rebranding activities from quarter to quarter during the thirty-nine weeks ended October 25, 2014. Management does not expect the decline in comparable store sales to continue into the fourth quarter of fiscal year 2016 because (1) the rebranding initiative was a one-time factor during the comparable period that was completed by the end of the third quarter of fiscal year 2015 and (2) the impact to net sales in the prior comparative fiscal year peaked during the third quarter with net sales beginning to normalize during the fourth quarter of fiscal year 2015. The Company respectfully advises the Staff that in its next amendment to the Registration Statement it will disclose the impact of the Company’s rebranding initiative on comparable store sales.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:           Lewis L. Bird III (At Home Group Inc.)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)

Daniel Porco (Securities and Exchange Commission)

Robert Babula (Securities and Exchange Commission)

Jennifer Thompson (Securities and Exchange Commission)